EVERTEC, INC.

Cupey Center Building

Road 176, Kilometer 1.3

San Juan, Puerto Rico 00926

April 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	EVERTEC, Inc.
Registration Statement on Form S-1, as amended
File No. 333-186487

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EVERTEC, Inc., a Puerto Rico corporation (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to April 11, 2013 at 3:00 p.m. (EDT) or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rosa A. Testani at (212) 872-8115 or Shinah Chang at (310) 728-3061 of Akin Gump Strauss Hauer & Feld LLP with any questions you may have concerning this request and please contact either one of them by telephone call when this request for acceleration has been granted.

Mr. Matthew Crispino

April 9, 2013

Very truly yours,

EVERTEC, Inc.

By:	/s/ Peter Harrington
Name: Peter Harrington Title: President and CEO

cc:	Rosa A. Testani, Akin Gump Strauss Hauer & Feld LLP
Michael Ohler, Cahill Gordon & Reindell LLP

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

As Representatives of the several Underwriters

c/o Goldman, Sachs & Co.

200 West Street

New York, NY 10282

            and

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

April 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re: EVERTEC, Inc.

Registration Statement on Form S-1, as amended

File No.: 333-186487

Dear Mr. Crispino:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of EVERTEC, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 3:00 p.m. EST on April 11, 2013, or as soon as possible thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated April 2, 2013 (the “Preliminary Prospectus”), relating to the proposed initial public offering of the Company’s common stock commenced April 2, 2013. Approximately six thousand three hundred (6,300) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others. The Preliminary Prospectus has been available on the Commission’s website since April 2, 2013.

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In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, Goldman, Sachs & Co. J.P. Morgan Securities LLC For themselves and on behalf of the several Underwriters GOLDMAN, SACHS & CO.

/s/ Ryan Gilliam
(Goldman, Sachs & Co.)

J.P. MORGAN SECURITIES LLC

/s/ Alice Takhatajan
Name: Alice Takhatajan Title: Executive Director